Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT ON THE PROGRESS OF

CONNECTED TRANSACTION IN RELATION TO

THE FORMATION OF THE PARTNERSHIP

Reference is made to (i) the Original Announcement of the Company dated 23 July 2019 in relation to a connected transaction concerning the proposed formation of the Partnership between the Company and other investors (each as a limited partner) and Xiongan Fund Management and CLIIM (each as a general partner); and (ii) the announcement of the Company dated 30 December 2019 in relation to the proposed amendments to certain terms of the Partnership Agreement and the delay in execution of the Partnership Agreement.

The Company announces that due to the change of the investors of the Partnership and the decrease in the size of the Partnership, the parties have made certain amendments to the proposed terms of the Partnership Agreement disclosed in the Original Announcement and entered into the Partnership Agreement on 31 December 2020. The Company hereby discloses the key revised terms of the Partnership Agreement, the information of each of the partners and the manager, as well as further details of the investment targets. Save as disclosed below, there is no material difference between the terms of the Partnership Agreement and those disclosed in the Original Announcement.

ADJUSTMENT TO THE SIZE OF THE PARTNERSHIP

The total capital contribution by all partners of the Partnership will decrease from RMB8,002,000,000 as disclosed in the Original Announcement to RMB6,502,000,000. In particular, the capital contribution by the Company will decrease from RMB3,000,000,000 to RMB2,000,000,000. The capital contribution to be made by each of the partners is set out as follows:

Partner	Type	Capital Contribution	Percentage
Xiongan Fund Management	General Partner	RMB1,000,000	0.0154%
CLIIM	General Partner	RMB1,000,000	0.0154%
The Company	Limited Partner	RMB2,000,000,000	30.7598%
Xiongan Industrial Fund	Limited Partner	RMB1,500,000,000	23.0698%
CCCC	Limited Partner	RMB1,500,000,000	23.0698%
PowerChina	Limited Partner	RMB1,000,000,000	15.3799%
Qihui Huaxing	Limited Partner	RMB500,000,000	7.6899%

INFORMATION OF THE PARTNERS

The principal businesses of all partners and the information of their respective ultimate beneficial owners are as follows:

•

Xiongan Fund Management, established in August 2018, has a registered capital of RMB100,000,000. Xiongan Fund Management has completed the registration with the Asset Management Association of China as a private equity fund manager specializing in private equity funds and venture capital funds. Its scope of business includes the entrusted management of equity investment funds, participation of investment management and provision of related consulting services. The ultimate controller of Xiongan Fund Management is the Hebei Provincial People’s Government.

•

CLIIM, established in September 2017, has a registered capital of RMB50,000,000 and is an indirect wholly-owned subsidiary of CLIC. CLIIM is a platform for active management of equity investment funds with specific targets, established by CLIC for investment in real assets in the infrastructure sector. CLIIM focuses on investment management of infrastructure projects that are in line with national policies and also meet investors’ income requirement and risk appetite. CLIC, the controlling shareholder of the Company, is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

•

Xiongan Industrial Fund is primarily engaged in investment in unlisted enterprises, investment in the non-public offering of shares of listed companies and the provision of related consulting services. The ultimate controller of Xiongan Industrial Fund is the Hebei Provincial People’s Government.

•

CCCC is a leading transportation infrastructure enterprise in the PRC. Its scope of business mainly consists of the investment, design, construction, operation and management of port, waterway, river basin, road and bridge, railway, tunnel, rail transit, municipal infrastructure, environmental protection and land reclamation at home and abroad. Its H shares are listed on the Stock Exchange (stock code: 1800) and its A shares are listed on the Shanghai Stock Exchange (stock code: 601800).

•

PowerChina is primarily engaged in project contracting, exploration and design, power investment and operation, real estate development, equipment manufacturing and leasing, and other businesses. It possesses the capability of serving the whole industry chain in such aspects as planning, exploration, design, construction, operation, equipment manufacturing, investment and financing, and the capability of offering “one-stop” comprehensive services. The shares of PowerChina are listed on the Shanghai Stock Exchange (stock code: 601669).

•

The scope of business of Qihui Huaxing includes investment management and consultation, project investment and asset management, technological development, promotion, transfer, consultation and services, computer system services, basic software and application software services, software development and consultation, product design and sale of self-developed products. The ultimate controller of Qihui Huaxing is the Ministry of Education of the PRC.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Xiongan Fund Management, Xiongan Industrial Fund, CCCC, PowerChina, Qihui Huaxing and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

INFORMATION OF THE MANAGER

China Life Capital, established in November 1995, has a registered capital of RMB1,000,000,000 and is an indirect wholly-owned subsidiary of CLIC. Its principal businesses are investment management and asset management. China Life Capital was registered with the Asset Management Association of China as a private equity fund manager in September 2016, and satisfied the requirements of the China Banking and Insurance Regulatory Commission regarding the qualification of equity and real estate investment management institution in June 2017. China Life Capital is a platform for professional investment and management of funds within CLIC with a focus on investment in real assets in such sectors as commercial properties and infrastructures.

FURTHER INFORMATION OF INVESTMENT TARGETS

As disclosed in the Original Announcement, the Partnership will invest in ecological and environmental protection projects in Baiyangdian watershed, covering water, solid waste treatment and other industries. In particular, the total amount of investment to be made by the Partnership in the projects whose main source of income is payment of users will not exceed 20% of the total capital contribution by all partners of the Partnership, whereas the total amount of investment to be made by the Partnership in the projects whose main source of income is payment and viability gap funding provided by the government will be no less than 80% of the total capital contribution by all partners of the Partnership.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“CCCC”

中國交通建設股份有限公司 (China Communications Construction Company Limited), a company established under the laws of the PRC with limited liability, the H shares of which are listed on the Stock Exchange (stock code: 1800) and the A shares of which are listed on the Shanghai Stock Exchange (stock code: 601800)

“China Life Capital”	國壽資本投資有限公司 (China Life Capital Investment Company Limited), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“CLIC”	中 國 人 壽 保 險（ 集 團 ） 公 司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“CLIIM”	國壽產業投資管理有限公司 (China Life Industrial Investment Management Co., Ltd.), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company established under the laws of the PRC

“Original Announcement”	the announcement of the Company dated 23 July 2019 in relation to the connected transaction concerning the formation of the Partnership

“Partnership”

河北雄安白洋澱生態環保基金（有限合夥） (Heibei Xiongan Baiyangdian Ecological and Environmental Protection Fund (Limited Partnership)) (its name is subject to the approval by the administrative authority of industry and commerce), a limited partnership to be established under the laws of the PRC

“Partnership Agreement”

the partnership agreement dated 31 December 2020 entered into by the Company, Xiongan Industrial Fund, CCCC, PowerChina and Qihui Huaxing (each as a limited partner) with Xiongan Fund Management and CLIIM (each as a general partner)

“PowerChina”

中國電力建設股份有限公司 (Power Construction Corporation of China, Ltd.), a company established under the laws of the PRC with limited liability, the shares of which are listed on the Shanghai Stock Exchange (stock code: 601669)

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan Region

“Qihui Huaxing”	啓 匯 華 興 投 資（ 北 京）有 限 公 司 (Qihui Huaxing Investment (Beijing) Company Limited), a company established under the laws of the PRC with limited liability

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Xiongan Fund Management”	中國雄安集團基金管理有限公司 (China Xiongan Group Fund Management Co., Ltd.), a company established under the laws of the PRC with limited liability

“Xiongan Industrial Fund”	河 北 雄 安 產 業 投 資 引 導 基 金（ 有 限 合 夥）(Hebei Xiongan Industrial Investment Guidance Fund (Limited Partnership)), a limited partnership established under the laws of the PRC

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 5 January 2021

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie